UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC File No. 0-12177

CUSIP No. 090630 10 7

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:	September 30, 2003

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Bionova Holding Corporation
Full Name of Registrant

Former Name if Applicable

9255 Customhouse Plaza Suite I
Address of Principal Executive Office (Street and Number)

San Diego, California 92154
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)   ☒

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As Bionova Holding prepared to finalize its third quarter 10-Q for submission, the Company’s financial staff discovered a discrepancy in the computations and reporting of foreign exchange gains related to its Mexican farming subsidiary, Agrobionova, S.A. de C.V.  Though all efforts were made to complete a review and  reconciliation of this account, at the time of the filing of this 12b-25 the Company was still reviewing some remaining differences and the reasons for these differences.  The magnitude of the remaining discrepancy as of this date is approximately $300,000.  As this amount is material to the Company’s financial statements, it was deemed proper to delay this 10-Q filing until the account is completely reconciled and could be reviewed with the Company’s audit committee.  Bionova Holding expects to file its 10-Q for the quarter ending September 30, 2003 by no later than November 24, 2003.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Arthur Finnel	(609)	744-8105
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The table below shows the best estimates at this time of what the Company will present in its financial statements for the quarter ending September 30, 2003.  The Company’s net loss for the third quarter of 2003 improved significantly from the loss in same quarter of 2002 due to (i) a substantial reduction in the loss of the farming segment, (ii) the recording of a significant foreign exchange gain in the third quarter of 2002 as compared with a substantial loss in the same quarter of 2002, and (iii) a one-time gain of $0.6 million associated with the sale of tax assets in Mexico.

SUMMARY DATA FROM STATEMENT OF OPERATIONS *

Thousands of U.S. Dollars

(except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002

Total revenues	$19,489	$17,697	$75,883	$107,951
Operating loss	(2,662)	(5,493)	(3,724)	(7,691)
Net profit (loss)	(2,832)	(8,196)	(3,678)	(15,031)
Basic profit (loss) per common share	(0.11)	(0.35)	(0.16)	(0.64)

This information is still being reviewed and could change when the Company’s 10-Q is filed for the quarter ending September 30, 2003.

Bionova Holding Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 17, 2003	By	/s/ ARTHUR FINNEL
Arthur Finnel,
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).